UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2009
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated March 31, 2009

Document 1

For Immediate Release
March 31, 2009
RM: 2 – 09

Crystallex Reports 2008 Financial Results

TORONTO, ONTARIO, March 31, 2009 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) today reported its financial results for the year ended December 31, 2008. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The Consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Las Cristinas

•
The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela.  The Company’s interests in the Las Cristinas concessions are derived from a Mine Operating Contract (the “MOC”) with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.

•
The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Permit for the Las Cristinas project.

•
On March 2, 2009, the CVG confirmed that the Company was in compliance with the MOC. This corroborates the Company’s position that is not in default of the MOC and there is no change in control under the terms of the MOC.

•	The Company plans to remain compliant with the MOC in order to protect the option of proceeding to arbitration, if necessary.

Liquidity and Capital Resources

▪	Cash and cash equivalents at December 31, 2008 were $34.5 million.
▪	The Company forecasts that it will have sufficient cash to fund its operations through the end of 2009 (see “Liquidity and Capital Resources” section).

Financial Results

▪	Losses from continuing operations were $21.8 million ($0.07 per share) and $22.2 million ($0.09 per share) for 2008 and 2007, respectively.
▪	Losses from discontinued operations at El Callao were $3.9 million and $8.2 million for 2008 and 2007 respectively.

▪	Losses from operations were $25.7million ($0.09 per share) and $30.5 million ($0.12 per share) for 2008 and 2007, respectively.

Legal Matters

▪
The Company is currently in the early stages of preparing for its defense against an action taken by holders of its $100 million notes due December 2011. The Company has strong defenses to this action which it vigorously opposes and believes to be without merit.

▪
The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States. This action is in its preliminary stage, however, Crystallex believes that the complaint is without merit and will vigorously defend itself against this action.

About Crystallex
Crystallex International Corporation is a Canadian based gold mining company, whose principal asset is its interest in the Las Cristinas gold development project located in Bolivar State, Venezuela. Crystallex shares trade on the TSX (symbol: KRY) and NYSE Amex (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 1, 2009	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer